FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2004

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X    Form 40-F
                                   -----            -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                Act of 1934. )
                            Yes           No X
                                -----      -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on signing of a medium-to-long term coal supply agreement with Shenhua Coal Trading Company by Huaneng Power International Inc., made on July 26, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                              ----------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     July 26, 2004

Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]

   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902

                   ENTERING INTO COAL SUPPLY AGREEMENT WITH
                         SHENHUA COAL TRADING COMPANY

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") entered into an agreement with Shenhua Coal Trading Company ("Shenhua Coal") today, pursuant to which Shenhua Coal will be providing the Company with high quality thermal coal amounting to 9 million tonnes, 10.5 million tonnes and 11 million tonnes for the years of 2005, 2006 and 2007, respectively. It was agreed that the increase/decrease on the basic price should not exceed 5% per annum.

Shenhua Coal is an independent third party not connected to the Company as defined in the Listing Rules and the transaction as contemplated by the aforesaid coal supply agreement does not constitute notifiable transaction or connected transaction under the Chapter 14 and Chapter 14A of the Listing Rules.

                                                     By Order of the Board
                                                           Huang Long
                                                       Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Ye Daji (Non-executive director)           Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)      Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)

Beijing, the PRC
26th July, 2004